June 19, 2009

Manulife Discloses OSC Notice

TORONTO, June 19 – On a separate matter unrelated to prior announcements made today by Manulife Financial Corporation, the Company stated that it received an enforcement notice from staff of the Ontario Securities Commission (OSC) this week relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The OSC notice indicates that it is the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before OSC staff makes a decision whether to commence proceedings, and the Company intends to cooperate with OSC staff.  The Company believes that its disclosure satisfied applicable disclosure requirements.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405 billion (US$322 billion) as at March 31, 2009.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:

David Paterson
(w) 416-852-8899
(cel) 416 456-3621
david_paterson@manulife.com

Investor Relations:

Amir Gorgi
1-800-795-9767
investor_relations@manulife.com